Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

A tweet related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•

Tweet: Note to broadband providers: customers hate you! That’s why we’re starting our journey into the home internet business! Today is the first step in a long process, but broadband providers should prepare themselves! [link to T-Mobile US, Inc. press release below] More info: http://newtmobile.com

The following press release was made available in connection with the transaction:

T-Mobile Begins Limited Home Internet Pilot, Laying a Foundation for Home Broadband Disruption in Advance of Merger with Sprint

March 21, 2019

What’s the news

T-Mobile is starting an invitation-only pilot for in-home internet service on LTE with the goal of connecting up to 50,000 homes this year in rural and underserved areas of the country, laying the foundation for the New T-Mobile’s plans to disrupt the home broadband market.

Why it matters

With its scale and network capacity, the New T-Mobile can disrupt one of the most un-competitive and un-customer-friendly industries in existence and save American consumers billions of dollars in the process.

Who it’s for

For now, only a limited few T-Mobile customers – the goal is to reach 50,000 households this year, less than .04% of U.S. households. But the New T-Mobile plans to cover more than half of U.S. zip codes by 2024 with the capacity for 9.5 million households to cut the cord.

Bellevue, Washington — March 21, 2019 — The Un-carrier is prepping to disrupt one of the most uncompetitive industries in existence. Today, T-Mobile (NASDAQ: TMUS) began piloting home Internet service, sending invites to a limited group of T-Mobile customers in rural and underserved markets for high-speed fixed wireless service. It’s all part of the Un-carrier’s effort to give Americans real choice and competition for home broadband – and save consumers billions – with the New T-Mobile.

The T-Mobile Home Internet pilot is offered exclusively in areas we expect to deliver speeds of around 50 Mbps through fixed unlimited wireless service over LTE – with no data caps. It’s just $50 per month with AutoPay, and because it’s from T-Mobile, there are no annual service contracts, no hidden fees and no equipment costs. Setting up the in-home router is simple, and pilot customers get support from a dedicated team of real people – from the company that consistently ranks #1 in customer service satisfaction year after year.

Due to LTE network and spectrum capacity constraints, the T-Mobile Home Internet pilot is limited by invitation-only to existing customers in specific areas, with the goal of reaching 50,000 households by the end of the year – or slightly less than 0.04% of U.S. households. But if T-Mobile’s pending merger with Sprint is approved, with the added scale and capacity of the New T-Mobile, the Un-carrier plans to cover more than half of U.S. households with 5G broadband service – in excess of 100 Mbps – by 2024. And Americans stand to save billions. Today, consumers typically pay around $80 per month for wired in-home broadband service – $960 per year. Thanks to lower prices and more competition, one economist estimates that the New T-Mobile will save customers up to $13.65 billion a year on home broadband by 2024!

“Two weeks ago, I laid out our plans for home broadband with the New T-Mobile. Now, we’re already hard at work building toward that future,” said John Legere, CEO of T-Mobile. “We’re walking the walk and laying the foundation for a world where we can take the fight to Big Cable on behalf of consumers and offer real choice, competition and savings to Americans nationwide.”

Almost half of American households have no competitive choice for high-speed in-home broadband with speeds of 100 Mbps, and in rural areas, more than three quarters have no high-speed broadband service or only one option available. And when there’s no choice, customers suffer. It’s no wonder internet service providers and cable and satellite TV companies have the lowest customer satisfaction ratings out of 46 industries according to ACSI (American Customer Satisfaction Index)! The New T-Mobile will be armed with spectrum and network assets that will build the highest capacity wireless network in U.S. history, covering millions with 5G, not just a few people in a few blocks of a few cities like the other guys. The New T-Mobile will have the capability to cover more than half of U.S. zip codes with un-wired and un-cabled in-home broadband by 2024 and will be able to support 9.5 million American households for its high-speed in-home broadband service.

Current T-Mobile customers in select areas eligible to participate in the pilot will receive T-Mobile Home Internet invitations this week by email and U.S. mail with information on how to sign up.

For more about New T-Mobile Home Internet, you can read the company’s FCC filing here. For more information about the New T-Mobile’s plans to lead the 5G revolution, check out www.NewTMobile.com.

During congestion, Home Internet customers may notice speeds lower than other customers due to data prioritization. Sales tax & regulatory fees included in monthly service price for qualifying accounts. Qualifying account and credit approval required. For use only with T-Mobile LTE Wi-Fi Gateway for in-home use at location provided at activation. If canceling service, return gateway or pay $207. Video streaming resolution depends on available speeds. AutoPay: Without AutoPay, $5 more. May not be reflected on 1st bill.

About T-Mobile US, Inc.

As America’s Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 79.7 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and Metro by T-Mobile. For more information, please visit http://www.t-mobile.com.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.